NEWS RELEASE

Kami Project Receives Positive Environmental Assessment Decision from
Federal Minister of Environment and
Changes to the Board Take Effect

February 19, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is extremely pleased to announce that the Federal Government of Canada has issued the Notice of the Minister of Environment’s Environmental Assessment Decision Statement for the Kami Iron Ore Project (“Kami Project”) in western Labrador.

On February 18, 2014 the Federal Minister of Environment posted the Notice of the Environmental Assessment Decision Statement.  The Decision Statement sets out the Minister’s conclusion that the Kami Project is “not likely to cause significant adverse environmental effects”.  As a result of this determination, the Kami Project may now proceed subject to the terms and conditions included in any federal permits or authorizations.

On January 10th, 2014 the Cabinet of Newfoundland and Labrador determined that the Kami Project met the requirements of Part X of the Newfoundland and Labrador Environmental Protection Act and was released from the Provincial EA Process. Combined with the favourable decision by the Federal Minister of Environment, Alderon is now in a position to move ahead with plans to commence construction.  Alderon would like to thank all stakeholders for participating in this extensive undertaking.

“The positive decision of the Federal Minister of Environment marks another enormous milestone for Alderon as we move forward with the development of the Kami Project,” says Tayfun Eldem, President and CEO of Alderon. “We now have the green light from both the Provincial Cabinet and the Federal Minister and can move forward with our construction plans.”

Board Resignation

Alderon also announces that Mr. Danny Williams has resigned from the Board of Directors of Alderon but will remain as a consultant to the Company in the role of special advisor to the Company.  Mr. Williams has served the Alderon Board with distinction since March of 2012 and the entire Board thanks Mr. Williams for his contributions during this period of formative growth for Alderon, as it completed Environmental Assessment and solidified agreements on power, port, offtake and other key files. Mr. Williams was an influential Board member and his advice and active participation were instrumental in Alderon’s achievement of numerous milestones over the last two years. Alderon looks forward to Mr. Williams’ continued involvement with the Company.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America. The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-866-683-8030 ext. 223

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the construction of the Kami Project; and (iii) receipt of permits and authorizations.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.